PRESS RELEASE

Crescent Point Confirms Quarterly Dividend

February 29, 2024 Calgary, AB



Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) announces its Board of Directors has approved and declared a quarterly cash base dividend of $0.115 per share, an increase of 15 percent from the prior level as previously announced. The base dividend is payable on April 1, 2024 to shareholders of record on March 15, 2024.

Crescent Point's quarterly dividend is part of its overall return of capital framework that targets the return of 60 percent of excess cash flow to shareholders on an annual basis.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.